UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b).
                               (Amendment No. 2)*

                       Colonial Realty Limited Partnership
                                (Name of Issuer)

                  Class A Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                                December 31, 2000
                ------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         [x]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. Not Applicable
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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Thomas H. Lowder

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                            (a) [x]
                                                            (b) |_|



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3         SEC USE ONLY
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4         CITIZENSHIP OR PLACE OF ORGANIZATION
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---------------------------- ------ --------------------------------------------
                             5      SOLE VOTING POWER

         NUMBER OF                  466,521 Class A Units of Limited Partnership
                                    Interest ("Units")
                             ------ --------------------------------------------
                             ------ --------------------------------------------
          SHARES             6      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                   2,471,852 Units

                             ------ --------------------------------------------
                             ------ --------------------------------------------
           EACH              7      SOLE DISPOSITIVE POWER
                             ------ --------------------------------------------
                             ------ --------------------------------------------
           WITH:             8      SHARED DISPOSITIVE POWER
                             ------ --------------------------------------------
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,938,373 Units

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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
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12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO

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Item 1(a).        Name of Issuer:

                  Colonial Realty Limited Partnership

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Colonial Plaza, Suite 750
                  2101 Sixth Avenue North
                  Birmingham, Alabama 35203

Item 2(a).        Name of Person Filing:

                  Thomas H. Lowder

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Colonial Plaza, Suite 750
                  2101 Sixth Avenue North
                  Birmingham, Alabama 35203

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Class A Units of Limited Partnership Interest

Item 2(e).        CUSIP Number:

                  Not Applicable

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [   ]         Broker or Dealer registered under Section 15
                                    of the Act.
                  (b) [   ]         Bank as defined in Section 3(a)(6) of the
                                    Act.
                  (c) [   ]         Insurance Company as defined in Section 3
                                    (a)(19) of the Act.
                  (d) [   ]         Investment Company registered under Section
                                    8 of the Investment Company Act.
                  (e) [   ]         Investment Adviser in accordance with Rule
                                    13d-1(b)(1)(ii)(E).
                  (f) [   ]         An employee benefit plan or endowment fund;
                                    in accordance with 240.13d-1(b)(1)(ii)(F).

                  (g) [   ]         Parent Holding Company or control person,
                                    in accordance with 240.13d-1(b)(1)(ii)(G).
                  (h) [   ]         A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act.
                  (i) [   ]         A church plan that is excluded from the
                                    definition of an Investment  Company under
                                    Section  3(c)(14) of the Investment Company
                                    Act of 1940.

                  (j) [   ]         Group, in accordance with 240.13d-1(b)(1)
                                    (ii)(J).

Item 4.  Ownership:

                  (a)      Amount beneficially owned: 2,938,373

                  (b)      Percent of Class: 9.19%

                  (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:  466,521 Units
                  (ii)  Shared power to vote or to direct the vote:
                        2,471,852 Units
                  (iii) Sole power to dispose or to direct the disposition of:
                        466,521 Units
                  (iv)  Shared power to dispose or to direct the disposition of:
                        2,471,852 Units

Item 5.  Ownership of Five Percent or Less of a Class.

                           If this  statement  is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company [ ]

Item 8.  Identification and Classification of Members of the Group.

                           Thomas H. Lowder  beneficially  owns 2,938,373 Units:
                           (a) 466,521 Units owned directly; (b) 1,369,396 Units owned by Colonial Commercial Investments, Inc., a corporation owned equally by Thomas H. Lowder and James K. Lowder; (c) 1,012,976 Units owned by Equity Partners Joint Venture, a joint venture of which Thomas H. Lowder, James K. Lowder and Robert E. Lowder are the sole general beneficial owners through their interests in certain other entities, and for which Thomas H. Lowder acts as managing agent, (d) 89,285 Units owned by THL Investments, LLC, a limited liability company owned by Thomas H. Lowder, and (e) 195 Units held in trust for the benefit of Thomas H. Lowder's children.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.

Item 10. Certification.

                  Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  February 14, 2001
                           (Date)

                  /s/ Thomas H. Lowder.
                  ---------------------
                           (Signature)

                  Thomas H. Lowder

                           Name/Title